Exhibit 99.1
Risk Factors Relating to the Merger
The value of the merger consideration that KLA-Tencor stockholders will receive in the merger will vary and will not be known until completion of the merger.
The value of the merger consideration that KLA-Tencor stockholders will receive will depend on the five-trading day VWAP and on the price per share of Lam Research common stock at the effective time of the merger. The prices of Lam Research common stock and KLA-Tencor common stock at the closing of the merger may vary from their prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of each special meeting. As a result, the value of the merger consideration will also vary. These variations could result from changes in the business, operations or prospects of Lam Research or KLA-Tencor prior to or following the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Lam Research or KLA-Tencor. Lam Research and KLA-Tencor will likely complete the merger a considerable period of time after the date of both the Lam Research special meeting and the KLA-Tencor special meeting. Therefore, at the time of the KLA-Tencor special meeting, KLA-Tencor stockholders will not know with certainty the value of any shares of Lam Research common stock that they may receive upon completion of the merger, and the value may be less than the current price or the price at the time of the KLA-Tencor special meeting.
The merger consideration will not be adjusted for changes in the market price of either Lam Research common stock or KLA-Tencor common stock between the date of signing the merger agreement and completion of the merger.
Current Lam Research stockholders and KLA-Tencor stockholders will generally have a reduced ownership and voting interest after the merger.
Lam Research expects to issue or reserve for issuance 80,762,759 shares of Lam Research common stock to KLA-Tencor stockholders in the merger (including shares of Lam Research common stock issuable in connection with outstanding KLA-Tencor equity awards). Based on the number of shares of common stock of Lam Research and KLA-Tencor outstanding as of the Lam Research record date and the KLA-Tencor record date, upon the completion of the merger, current Lam Research stockholders and former KLA-Tencor stockholders would own approximately 67% and 33% of the common stock of Lam Research, respectively.
Lam Research stockholders and KLA-Tencor stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. When the merger occurs, each KLA-Tencor stockholder that receives shares of Lam Research common stock and is not already a stockholder of Lam Research will become a stockholder of Lam Research with a percentage ownership of the combined company that will be smaller than such stockholder’s percentage ownership of KLA-Tencor prior to the merger. Correspondingly, each Lam Research stockholder will remain a stockholder of Lam Research with a percentage ownership of the combined company that will generally be smaller than such stockholder’s percentage of Lam Research prior to the merger. As a result of these reduced ownership percentages, Lam Research stockholders will generally have less voting power in the combined company than they now have with respect to Lam Research, and former KLA-Tencor stockholders will generally have less voting power in the combined company than they now have with respect to KLA-Tencor.
The merger is subject to the receipt of consents and clearances from domestic and foreign regulatory authorities that may impose conditions that could have an adverse effect on Lam Research, KLA-Tencor or the combined company or, if not obtained, could prevent completion of the merger.
Before the merger may be completed, applicable waiting periods must expire or terminate under antitrust and competition laws and various approvals or consents must be obtained from regulatory entities. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of any approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. The merger agreement may require Lam Research and KLA-Tencor to comply with conditions imposed by regulatory entities and, in certain circumstances, either company may refuse to close the merger on the basis of those regulatory conditions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions, or that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on or materially limiting the revenues of the combined company following the merger. In addition, neither Lam Research nor KLA-Tencor can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger-Regulatory Clearances Required for the Merger.”

The consummation of the merger is conditioned on there being no material adverse effect on either of Lam Research’s or KLA-Tencor’s businesses. Ongoing changes in the technology industry, and the semiconductor industry in particular, could expose Lam Research’s and KLA-Tencor’s businesses to significant risks, which may result in a material adverse effect.
Each of Lam Research’s and KLA-Tencor’s obligations to consummate the merger is subject to certain customary conditions, including that there be no material adverse effect (as defined in the merger agreement) on the other’s business. There is no assurance that this condition to the merger will be satisfied in a timely manner or at all.
In addition, the semiconductor equipment industry and other industries that Lam Research and KLA-Tencor serve are constantly developing and changing. Many of the risks associated with operating in these industries are comparable to the risks faced by all technology companies, such as the uncertainty of future growth rates, pricing trends and changes in customers’ capital spending patterns. If either Lam Research or KLA-Tencor fails to appropriately adjust their respective cost structure and operations to adapt to any of these trends, or respond to new technological advances, Lam Research or KLA-Tencor could experience a material adverse effect on their respective businesses, financial condition and operating results.
Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder.
In addition to the required regulatory clearances, the merger is subject to a number of other conditions beyond Lam Research’s and KLA-Tencor’s control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies that Lam Research and KLA-Tencor expect to achieve if the merger is successfully completed within its expected time frame. Neither Lam Research nor KLA-Tencor will be obligated to close the merger if the merger is not consummated by July 20, 2016, which deadline may be extended under certain circumstances to October 20, 2016. See the section entitled “The Merger Agreement-Conditions to Completion of the Merger” for more information.
Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company.
Lam Research and KLA-Tencor are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Lam Research and KLA-Tencor may experience uncertainty about their roles within the combined company following the merger or other concerns regarding the timing and completion of the merger or the operations of the combined company, any of which may have an adverse effect on the ability of each of Lam Research and KLA-Tencor to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Lam Research and KLA-Tencor to the same extent that Lam Research and KLA-Tencor have previously been able to attract or retain their own employees.
Several lawsuits have been filed against Lam Research and KLA-Tencor challenging the merger and an adverse ruling may prevent the merger from being completed.
Lam Research, KLA-Tencor, Merger Sub 1 and Merger Sub 2, as well as the members of the KLA-Tencor Board, have been named as defendants in several lawsuits brought by KLA-Tencor stockholders. Additional lawsuits may be filed against Lam Research, KLA-Tencor, Merger Sub 1, Merger Sub 2 and the directors of one of the foregoing companies in connection with the merger. See the section entitled “The Merger-Litigation Related to the Merger” for more information about the lawsuits that have been filed related to the merger.
One of the conditions to the closing of the merger is that no order, injunction, decree or other legal restraint or prohibition shall be in effect that prevents completion of the merger. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the defendants’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected time frame or at all.

If the mergers do not qualify as a reorganization under Section 368(a) of the Code, the stockholders of KLA-Tencor may be required to pay substantial U.S. federal income taxes.
It is a condition to the completion of the mergers that each of Jones Day, tax counsel to Lam Research, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to KLA-Tencor, deliver an opinion, dated on the closing date of the mergers, to the effect that the mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Each party may waive the requirement to receive an opinion from its tax counsel as a condition to such party’s obligation to complete the mergers. These opinions will be based on certain assumptions and representations as to factual matters from Lam Research and KLA-Tencor, as well as certain covenants and undertakings by Lam Research and KLA-Tencor, all of which must continue to be true and accurate as of the effective time of the merger. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, one or both of the opinions may not be delivered and, if delivered, the conclusions reached by counsel in their opinions cannot be relied upon and the tax consequences of the mergers could differ from those described in this joint proxy statement/prospectus. Additionally, an opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court will not sustain such a challenge. If the IRS or a court determines that the mergers do not qualify as a “reorganization,” a U.S. holder of KLA-Tencor common stock would generally recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of KLA-Tencor common stock for Lam Research common stock, cash, or a combination thereof pursuant to the merger. See the section entitled “Material U.S. Federal Income Tax Consequences” for more information.
Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Lam Research and KLA-Tencor.
If the merger is not completed, the ongoing businesses of Lam Research and KLA-Tencor may be adversely affected, and Lam Research and KLA-Tencor will be subject to several risks, including the following:

•	being required to pay a termination fee of up to $290 million under certain circumstances provided in the merger agreement;

•	having to pay certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees;

•	having had the focus of each company’s management on the merger instead of on pursuing other opportunities that could have been beneficial to the companies;

•	having a potential effect on the relationships with employees, customers, suppliers, distributors and regulators;

•
having had the restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, potentially delaying or preventing the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued; and

•	having had the potential benefits of the merger reflected in their respective stock prices, which could lead to stock price volatility and declines if the merger is not completed.
There can be no assurance that Lam Research will be able to secure the financing it intends to use to pay the cash component of the merger consideration.
Lam Research has entered into (1) a senior unsecured term loan agreement which provides up to $900 million in term loans, subject to certain conditions; and (2) a debt commitment letter which provides for a senior unsecured 364-day bridge facility in a principal amount of up to $3.3 billion, subject to certain conditions. Lam Research has also entered into an amendment and restatement of its existing revolving credit agreement pursuant to which, among other things, the revolving lenders agreed to increase their aggregate commitments under the revolving credit agreement from $300 million to $750 million.
Lam Research intends to fund the cash component of the merger consideration and related fees and expenses and to prepay KLA-Tencor’s $671 million term loan with a combination of approximately $1.9 billion of the combined companies’ balance sheet cash and proceeds of approximately $3.9 billion under the term loans, the revolving credit agreement and from the issuance of debt securities or, to the extent necessary, borrowings under the bridge facility. Lam Research also expects to guarantee KLA-Tencor’s existing notes in the aggregate principal amount of $2.5 billion. Lam Research intends to pursue financing that would replace or supplement financing available under the bridge facility.
The availability of the term loans and any debt financing pursuant to the bridge commitment letter is, and other financing Lam Research might arrange will be, subject to certain conditions precedent. In addition, the commitments under the bridge facility commitment letter will terminate upon the first to occur of (i) the execution and delivery of definitive financing documentation for the bridge facility; (ii) the consummation of the merger without using the bridge facility; (iii) the termination of the obligations of Lam Research or Merger Sub 1 to consummate the merger pursuant to the merger agreement, and (iv) July 20, 2016 (or, to the extent this date is extended in accordance with the merger agreement, such extended date occurring on or prior to October 20, 2016). Therefore, no assurance can be given that the financing pursuant to the term loans, the bridge facility or debt securities described above will be available.

Lam Research’s obligation to complete the merger is not subject to a financing contingency. In the event that the term loans, bridge facility or the replacement financing is not available, other financing may not be available on acceptable terms, in a timely manner, or at all. If Lam Research is unable to secure alternative financing, the merger may not be completed and Lam Research could be liable to KLA-Tencor for breach of the merger agreement in connection with its failure to consummate the merger.
The merger agreement contains provisions that could discourage a potential competing acquiror of either Lam Research or KLA-Tencor.
The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict each of Lam Research’s and KLA-Tencor’s ability to solicit, initiate or knowingly encourage and facilitate competing third-party proposals for the acquisition of their respective company’s stock or assets. Further, even if the Lam Research Board or the KLA-Tencor Board withdraws or qualifies its recommendation with respect to the merger, Lam Research or KLA-Tencor, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their special meeting, unless the merger agreement is earlier terminated. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the board of directors of the company that has received a third-party proposal may withdraw or qualify its recommendation with respect to the merger. The merger agreement further provides that, upon termination of the merger agreement under specified circumstances, including certain terminations in connection with an alternative business combination transaction as permitted by the terms of the merger agreement, either Lam Research or KLA-Tencor may be required to pay the other a termination fee of $290 million. See the sections entitled “The Merger Agreement-No Solicitation of Alternative Proposals,” “The Merger Agreement-Termination of the Merger Agreement” and “The Merger Agreement-Expenses and Termination Fees; Liability for Breach” for more information.
These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of Lam Research or KLA-Tencor from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger. These provisions might also result in a potential third-party acquiror proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the $290 million termination fee that may become payable in certain circumstances.
If the merger agreement is terminated and either Lam Research or KLA-Tencor determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.
The opinions obtained by the boards of directors of Lam Research and KLA-Tencor from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.
Neither the Lam Research Board nor the KLA-Tencor Board has obtained an updated opinion as of the date of this joint proxy statement/prospectus from Goldman Sachs, Lam Research’s financial advisor, or Qatalyst Partners, KLA-Tencor’s financial advisor, nor have they requested such an update at any time in the future. These opinions were necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to the financial advisors as of, the date of such opinions. Developments subsequent to the date of such opinions, including changes in the operations and prospects of Lam Research or KLA-Tencor, general market and economic conditions and other factors that may be beyond the control of Lam Research and KLA-Tencor, may affect such opinions. The opinions do not speak as of the time of the special meetings, as of the time the merger will be completed or as of any date other than the dates of such opinions. The opinions are included as Annexes B and C to this joint proxy statement/prospectus.
For a description of the opinion that the Lam Research Board received from its financial advisor and a summary of the material financial analyses it provided to the Lam Research Board in connection with rendering such opinion, see the section entitled “The Merger-Opinion of Lam Research’s Financial Advisor.” For a description of the opinion that the KLA-Tencor Board received from its financial advisor and a summary of the material financial analyses it provided to the KLA-Tencor Board in connection with rendering such opinion, see the section entitled “The Merger-Opinion of KLA-Tencor’s Financial Advisor.” For a description of the other factors considered by the Lam Research Board in determining to approve the merger agreement and the merger, see the section entitled “The Merger-Lam Research’s Reasons for the Merger; Recommendation of the Lam Research Board.” For a description of the other factors considered by the KLA-Tencor Board in determining to approve the merger agreement and the merger, see the section entitled “The Merger-KLA-Tencor’s Reasons for the Merger; Recommendation of the KLA-Tencor Board.”

Future results of the combined company may differ materially from the unaudited pro forma financial statements included in this joint proxy statement/prospectus and the financial forecasts prepared by Lam Research and KLA-Tencor in connection with the discussions concerning the merger.
The pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements or the financial forecasts prepared by Lam Research and KLA-Tencor. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.
KLA-Tencor’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of KLA-Tencor stockholders generally.
KLA-Tencor’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of KLA-Tencor stockholders generally. KLA-Tencor’s executive officers negotiated the terms of the merger agreement. Certain of KLA-Tencor’s compensation and benefit plans and arrangements in which KLA-Tencor’s executive officers and directors participate provide for payment or accelerated vesting or distribution of certain rights or benefits upon completion of the merger. Executive officers and directors of KLA-Tencor also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger.
The KLA-Tencor Board was aware of these interests at the time it approved the merger agreement and the merger (except for the interests of Ms. Higashi and Messrs. Moore and Rango that will arise if the KLA-Tencor stockholders approve the Director Compensation proposal as the KLA-Tencor Board did not determine to submit the Director Compensation proposal to KLA-Tencor stockholders until after it had approved the merger agreement). These interests may cause KLA-Tencor’s directors and executive officers to view the merger differently and more favorably than you may view it. See the section entitled “The Merger-Interests of KLA-Tencor Directors and Executive Officers in the Merger” for more information.
The shares of Lam Research common stock to be received by KLA-Tencor stockholders upon completion of the merger will have different rights from shares of KLA-Tencor common stock.
Upon completion of the merger, KLA-Tencor stockholders will no longer be stockholders of KLA-Tencor. Instead, former KLA-Tencor stockholders who receive Lam Research stock will become stockholders of Lam Research and their rights as Lam Research stockholders will be governed by the terms of Lam Research’s certificate of incorporation, as amended, and Lam Research’s amended and restated bylaws. The terms of LamResearch’s certificate of incorporation, as amended, and amended and restated bylaws are in some respects materially different than the terms of KLA-Tencor’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws, which currently govern the rights of KLA-Tencor stockholders. See the section entitled “Comparison of Rights of Lam Research Stockholders and KLA-Tencor Stockholders” for a discussion of the different rights associated with shares of Lam Research common stock and shares of KLA-Tencor common stock.

Risk Factors Relating to the Combined Company Following the Merger
The combined company may be unable to integrate the businesses of Lam Research and KLA-Tencor successfully or realize the anticipated benefits of the merger.
The merger involves the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Lam Research and KLA-Tencor. Potential difficulties that the combined company may encounter as part of the integration process include the following:

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the inability to successfully combine the businesses of Lam Research and KLA-Tencor in a manner that permits the combined company to achieve the full revenue and cost synergies and other benefits anticipated to result from the merger;

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complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.
In addition, Lam Research and KLA-Tencor have operated and, until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or Lam Research’s and KLA-Tencor’s ability to achieve the anticipated benefits of the merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company.
The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.
Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Lam Research’s or KLA-Tencor’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.
The combined company is expected to incur substantial expenses related to the merger and the integration of Lam Research and KLA-Tencor.
The combined company is expected to incur substantial expenses in connection with the merger and the integration of Lam Research and KLA-Tencor. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing, marketing and benefits. While Lam Research and KLA-Tencor have assumed that a certain level of expenses will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.
The merger may result in a loss of customers or strategic alliances.
As a result of the merger, some of the customers, potential customers or strategic partners of Lam Research or KLA-Tencor may terminate or scale back their business relationship with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company, or may feel that Lam Research or KLA-Tencor, as applicable, and thus the combined company is too closely allied with one of their competitors. Potential customers or strategic partners may delay entering into, or decide not to enter into, a business relationship with the combined company because of the merger. If customer relationships or strategic alliances are adversely affected by the merger, the combined company’s business and financial performance could suffer.

Third parties may terminate or alter existing contracts with KLA-Tencor.
KLA-Tencor has contracts with suppliers, distributors, customers, licensors, licensees, lessors and other business partners that have “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the merger agreement. Lam Research or KLA-Tencor may seek to obtain consent from these other parties, but if these third party consents are not obtained, or are obtained on unfavorable terms, the combined company may lose the benefit of such contracts, including benefits that may be material to the business of the combined company.
The indebtedness of Lam Research following completion of the mergers will be substantially greater than Lam Research’s indebtedness on a stand-alone basis and greater than the combined indebtedness of Lam Research and KLA-Tencor existing prior to the mergers. This increased level of indebtedness could adversely affect Lam Research, including by decreasing Lam Research’s business flexibility, and will increase its borrowing costs. Downgrades in Lam Research’s ratings could adversely affect Lam Research’s business, cash flows, financial condition and operating results.

Lam Research intends to fund the cash component of the merger consideration and related fees and expenses and to prepay KLA-Tencor’s $671 million term loan with a combination of approximately $1.9 billion of the combined companies’ balance sheet cash and proceeds of approximately $3.9 billion under the term loans, the revolving credit agreement and from the issuance of debt securities or, to the extent necessary, borrowings under the bridge facility. Lam Research also expects to guarantee KLA-Tencor’s existing notes in the aggregate principal amount of $2.5 billion. Lam Research’s substantially increased indebtedness and higher debt-to-equity ratio following completion of the mergers in comparison to that of Lam Research prior to the merger will have the effect, among other things, of reducing Lam Research’s flexibility to respond to changing business and economic conditions and will increase Lam Research’s borrowing costs. In addition, the amount of cash required to service Lam Research’s increased indebtedness levels and thus the demands on Lam Research’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Lam Research or KLA-Tencor individually prior to the merger. The increased levels of indebtedness could also reduce funds available for Lam Research’s investments in product development as well as capital expenditures, dividends, share repurchases and other activities and may create competitive disadvantages for Lam Research relative to other companies with lower debt levels.
In addition, Lam Research’s credit ratings impact the cost and availability of future borrowings, and, as a result, Lam Research’s cost of capital. Lam Research’s ratings reflect each rating organization’s opinion of Lam Research’s financial strength, operating performance and ability to meet Lam Research’s debt obligations or obligations to Lam Research’s insureds. Each of the ratings organizations reviews Lam Research’s ratings periodically, and there can be no assurance that Lam Research’s current ratings will be maintained in the future. Downgrades in Lam Research’s ratings could adversely affect Lam Research’s business, cash flows, financial condition and operating results.